111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

January 8, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on January 6, 2021, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 28, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest Fund of Deep Buffer ETFs (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please also note that to the extent that disclosure in this filing duplicates or is substantively similar to disclosure on previously filed First Trust Buffer Funds on which we have provided comments, including those reflected in correspondence for the Equity Buffer – December and Equity Deep Buffer – December (“December 23 Correspondence”), please revise the disclosure in this filing so that it reflects all changes made to those Buffer Fund filings in response to our comments. Please confirm in your comment response that the Trust has considered all previously provided Buffer Fund comments and incorporated revisions in response to all applicable comments so that, with respect to the same or substantively similar disclosure, the disclosure in this filing is the same as or substantively consistent with other Buffered Fund disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Fund confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Fund also confirms that it has considered all previously provided Buffer Fund comments and incorporated revisions in response to all applicable comments so that, with respect to the same or substantively similar disclosure, the disclosure in this filing is the same as or substantively consistent with other Buffered Fund disclosure.

Please note that Fund management recognizes that the Staff has given further consideration to the general landscape of defined outcome registration statement disclosure and, accordingly, has suggested certain modifications outlined in the December 23 Correspondence. Due to to time constraints, certain of these modifications have not been addressed in the Funds’ Registration Statements but will be reflected in future defined outcome registration statement filings. Once such disclosure modifications have been finalized, Fund management intends to make corresponding changes to all existing and future defined outcome registration statements in due course.

Comment 2 – Fees and Expenses of the Fund

Please supplementally provide the management fee prior to the Fund’s effectiveness.

Response to Comment 2

The Fund’s annual unitary management fee is 0.20%.

Comment 3 – Fees and Expenses of the Fund

Please add a reference to note (1) to the Acquired Fund Fees and Expenses line item of the Annual Fund Operating Expenses table.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – Principal Investment Strategies

The Staff references the “laddered portfolio” and “laddered’ nature of the investment in the Underlying ETF” disclosure in the first paragraph of the section entitled “Principal Investment Strategies” and asks the Fund to please consider explaining what a “laddered” strategy is.

Response to Comment 4

In response to the Staff’s comment, the second sentence of the first paragraph in the section entitled “Principal Investment Strategies” has been replaced in its entirety with the following:

The term “laddered portfolio” refers to the Fund’s investment in multiple Underlying ETFs that have target outcome period expiration dates which occur on a rolling, or periodic, basis. See below for a discussion of “target outcome periods” and their meaning within the strategies of the Underlying ETFs. The Fund’s “laddered” approach means that, at any given time, the Fund will generally hold one Underlying ETF that will reset its cap and refresh its buffer (see discussion below) within three months, a second Underlying ETF that will reset its cap and refresh its buffer within six months, a third Underlying ETF that will reset its cap and refresh its buffer within nine months and finally a fourth Underlying ETF that will reset its cap and refresh its buffer within twelve months.

Comment 5 – Principal Investment Strategies

The Staff references the disclosure that states that “the buffer that the Underlying ETF seeks to provide may not be available.” If the Fund may not benefit from an underlying fund buffer, please consider revising “limiting downside risk” to “attempting to limit downside risk” in the first sentence of the first paragraph in the section entitled “Principal Investment Strategies,” or supplementally explain why the current exposure is appropriate.

Response to Comment 5

The prospectus has been revised in accordance with this comment.

Comment 6 – Principal Investment Strategies

Please specifically tie the disclosure in the second sentence of the first paragraph in the section entitled “Principal Investment Strategies” to the explanation of the laddered strategy.

Response to Comment 6

Please see Response to Comment 2.

Comment 7 – Principal Investment Strategies

Please state what risk “diversification of investment time period” is intended to mitigate as disclosed in the third sentence of the first paragraph in the section entitled “Principal Investment Strategies.”

Response to Comment 7

In response to the Staff’s comment, the following disclosure has been added to immediately follow the third sentence of the first paragraph in the section entitled “Principal Investment Strategies”:

This diversification of investment time period is intended to mitigate the risk of failing to benefit from the cap or buffer of a single Underlying ETF due to the timing of investment in such Underlying ETF and the relative price of the reference asset. The Fund’s laddered approach is intended to allow the Fund to continue to benefit from increases in the value of the reference asset and to provide a level of downside protection for at least a portion of the Fund’s portfolio at any given time.

Comment 8 – Principal Investment Strategies

The Staff references the disclosure in the fourth sentence of the first paragraph in the section entitled “Principal Investment Strategies” and asks the Fund to please state that the Fund does not typically buy shares at the beginning of the Target Outcome Period.

Response to Comment 8

The prospectus has been revised in accordance with this comment.

Comment 9 – Principal Investment Strategies

Please disclose in the third or the second paragraph in the section entitled “Principal Investment Strategies” that the Underlying ETF establishes a new cap annually or at the beginning of each Target Outcome Period.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10 – Principal Investment Strategies

The Staff references the third sentence of the fourth paragraph in the section entitled “Principal Investment Strategies” and noted that “in other words” suggests that this should be a recapitulation of the prior disclosure in the paragraph, which it is not. Please revise to better connect the statement with prior disclosure.

Response to Comment 10

In response to the Staff’s comment, “in other words” has been removed from the third sentence of the fourth paragraph in the section entitled “Principal Investment Strategies.” The Fund otherwise believes that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 11 – Principal Investment Strategies

The Staff references the second to last sentence of the fourth paragraph in the section entitled “Principal Investment Strategies” and asks the Fund to please consider moving this sentence to immediately follow the second sentence of the paragraph for clarity.

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12 – Principal Investment Strategies

The Staff references the last sentence of the fourth paragraph in the section entitled “Principal Investment Strategies” and asked the Fund to please also state that it may sell shares of the Underlying ETFs before the end of the Target Outcome Period, per the parallel disclosure in the statutory prospectus.

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13 – Principal Investment Strategies

Each of the Underlying ETFs prospectuses state that a shareholder who purchases shares after the Target Outcome Period has begun or sells shares prior to the Target Outcome Period’s conclusion may experience investment returns very different from those that the fund seeks to provide. If the Fund is a shareholder of the Underlying ETFs, please consider whether the disclosure in the last sentence of the fourth paragraph in the section entitled “Principal Investment Strategies” should be conformed to state that the Fund may experience investment returns that are very different from those that the Underlying ETFs seek to provide.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14 – Principal Investment Strategies

The Staff references the third sentence of the fifth paragraph in the section entitled “Principal Investment Strategies” and asks the Fund to better explain why the Fund will have the ability to continue to benefit from increases in the value of SPY and to provide continued downside protection. Please consider adding “based on the performance of SPY at the time of the reset” to the end of this sentence.

Response to Comment 14

In response to the Staff’s comment, the following disclosure has been added to immediately follow the third sentence of the fifth paragraph in the section entitled “Principal Investment Strategies”:

In other words, the continual and periodic “refreshing” of the Underlying ETF caps and buffers at current SPY prices, is intended to allow the Fund to to continue to benefit from increases in the value of SPY and to provide a level of downside protection for at least a portion of the Fund’s portfolio at any given time.

The prospectus has otherwise been revised in accordance with this comment.

Comment 15 – Principal Investment Strategies

The Staff references the bolded disclosure in the fifth paragraph in the section entitled “Principal Investment Strategies” and asks the Fund to please add to the bolded statements that, unlike the Underlying ETFs, the Fund itself does not pursue a defined outcome strategy.

Response to Comment 15

The prospectus has been revised in accordance with this comment.

Comment 16 – Principal Investment Strategies

The Staff references the first sentence of the sixth paragraph in the section entitled “Principal Investment Strategies” and asks the Fund to please make clear in the disclosure that the Fund also will purchase and sell Underlying ETFs in connection with the creation and redemption of creation units between quarterly rebalances. Also, in the statutory prospectus, please further disclose how the Fund intends to purchase and sell for purposes of the creation and redemption of creation units (i.e. pro rata to achieve equal weighting in the Underlying ETFs, or otherwise).

Response to Comment 16

In response to the Staff’s comment, the following disclosure has been added to the statutory prospectus:

When the Fund purchases and sells shares of the Underlying ETFs in-between quarterly rebalances in connection with the creation and redemption of creation units, it will purchase such shares pro-rata based on the then current weightings of the Underlying ETFs in the Fund’s portfolio.

The prospectus has otherwise been revised in accordance with this comment.

Comment 17 – Principal Investment Strategies

Please bold the ninth paragraph in the section entitled “Principal Investment Strategies” and any other statements in the prospectus advising potential investors to visit the website prior to investing in the Fund.

Response to Comment 17

The prospectus has been revised in accordance with this comment.

Comment 18 – Principal Investment Strategies

Please include website references for each Underlying ETF.

Response to Comment 18

The prospectus has been revised in accordance with this comment.

Comment 19 – Principal Investment Strategies

The Staff references the third to last paragraph in the section entitled “Principal Investment Strategies” and notes that it discusses the impact of timing of the Fund’s purchase of Underlying ETF shares on the ability of the Fund to achieve gains or benefit from the buffer. While information on an Underlying ETF’s remaining cap and buffer during the Target Outcome Period is available to the Fund as well as other investors in the Underlying ETF, please explain how a potential investor in the Fund can know the remaining cap and buffer available to the Fund in order to evaluate an investment in the Fund. Please add disclosure to this paragraph explaining how the timing of an investor’s purchase of Fund shares may impact his or her return. In this regard, please clearly explain how an investor can use the information provided on the websites to evaluate potential investments in the Fund. The Staff notes that this comment also applies to the disclosure in the paragraph immediately before the heading “SPDR® S&P 500® ETF Trust” in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies.”

Response to Comment 19

In response to the Staff’s comment, the Fund notes that the disclosure, as currently presented, is the product of extensive discussions between the Fund and the Staff on a previous fund with the same investment strategy, save for the buffer level of the Underlying ETFs (please see filings and correspondence relating to the FT Cboe Vest Fund of Buffer ETFs). Given this fact and the existence of the current fund, the Fund believes that the disclosure, as currently presented, is the most appropriate for investor comprehension.

Comment 20 – Principal Investment Strategies

The Staff references the first and second sentences of the second to last paragraph in the section entitled “Principal Investment Strategies” and notes that risk disclosure should be made in the section entitled “Principal Risks.” Please consider moving this disclosure.

Response to Comment 20

In response to the Staff’s comment, the referenced disclosure has been removed, as the risks discussed are addressed elsewhere in the prospectus.

Comment 21 – Principal Investment Strategies

The Staff references the last sentence of the second to last paragraph in the section entitled “Principal Investment Strategies” and asked the Fund to please consider whether this statement is needed her since the Fund previously states that the Underlying ETFs seek to provide investors with returns before fees and expenses that match the price return of the SPY. If retained, please consider whether the reference to “purchasing shares” should be revised to “purchasing flex options.”

Response to Comment 21

In response to the Staff’s comment, the referenced disclosure has been removed from the prospectus.

Comment 22 – Principal Risks

The Staff notes that the “ETF Risk” includes references to “authorized participant concentration risk, market maker risk, premium/discount risk and trading issues risk.” To the extent that the embedded risk factors are not discussed in the summary prospectus, please include brief parentheticals explaining the risks here. Also, since the Fund itself is an ETF, please consider disclosing these risks as principal risks of the Fund.

The Staff also notes that the “SPY Risk” includes references to “authorized participant concentration risk, market maker risk, premium/discount risk, tracking error risk and trading issues risk.” To the extent that the embedded risk factors are not discussed in the summary prospectus, please include brief parentheticals explaining the risks here.

Response to Comment 22

The Fund confirms that “ETF Risk” and “SPY Risk” have been revised to reference the applicable underlying risks as discussed elsewhere in the summary prospectus. The Fund also notes that the final sentence of “SPY Risk” addresses tracking error risk.

Comment 23 – Principal Risks

Please add to the “Underlying ETF Exposure Risk,” or elsewhere as appropriate, that the Fund does not itself pursue a defined outcome strategy and does not provide any buffer against Underlying ETF losses.

Response to Comment 23

The prospectus has been revised in accordance with this comment.

Comment 24 – Additional Information on the Fund’s Investment Objective and Strategies

Please revise the Fund’s policy adopted pursuant to Rule 35d-1 under the 1940 Act to read “80% of its net assets plus borrowings for investment purposes.”

Response to Comment 24

The prospectus has been revised in accordance with this comment.

Comment 25 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff references the third sentence of the ninth paragraph in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies” and askes the Fund to please include a cross reference to the revised discussion related to the timing of share purchases.

Response to Comment 25

The prospectus has been revised in accordance with this comment.

Comment 26 – Risks of Investing in the Fund

The Staff references the disclosure in “Buffered Loss Risk” that “a shareholder may lose their entire investment” and asks the Fund to reconcile this with the disclosure in the summary prospectus that “the Fund may lose its entire investment.”

Response to Comment 26

The prospectus has been revised in accordance with this comment.

Comment 27 – Risks of Investing in the Fund

The Staff notes the disclosure in “Capped Upside Risk” that states “if the Underlying ETF experiences gains” and asks the Fund to please change the reference from the “Underlying ETF” to “SPY.”

Response to Comment 27

The prospectus has been revised in accordance with this comment.

Comment 28 – Exhibits

Please file or incorporate by reference the Sub-Advisor’s code of ethics.

Response to Comment 28

The Sub-Advisors code of ethics will be incorporated by reference to the Trust’s 485B filing on September 1, 2020.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess